Exhibit 20.2

MELCO CROWN ENTERTAINMENT LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 22, 2013

Dear Shareholders,

You are cordially invited to attend the Annual General Meeting of Shareholders of Melco Crown Entertainment Limited (the “Company”) which will be held at Salon III, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau on Wednesday, May 22, 2013 at 4:00 p.m. (Hong Kong time). The meeting is being held for the following purposes:

1.

Ratification of the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and to receive and adopt the financial statements and the directors’ and auditors’ reports for the year ended December 31, 2012.

2.	(a) Re-election of Mr. John Peter Ben Wang as a Director.
(b) Re-election of Mr. Rowen Bruce Craigie as a Director.
(c) Re-election of Mr. Yiu Wa Alec Tsui as a Director.
(d) Re-election of Mr. Robert Wason Mactier as a Director.

3.	Authorization of the board (the “Board”) of directors (the “Directors”) of the Company to fix the remuneration of the Directors.

4.

Ratification of the appointment of and to re-appoint the independent auditor, Deloitte Touche Tohmatsu, and to authorize the board (the “Board”) of directors (the “Directors”) of the Company to fix their remuneration.

5.	Grant a general and unconditional mandate to the Directors to issue new shares of the Company not exceeding 20% of the issued share capital of the Company.

6.	Grant a general and unconditional mandate to the Directors to repurchase shares of the Company not exceeding 10% of the issued share capital of the Company.

7.	Extend the general mandate granted to the Directors to issue new shares of the Company by the aggregate nominal amount of shares repurchased by the Company.

Only shareholders of record in the books of the Company at the close of business on 3 April 2013 will be entitled to vote at the meeting or any adjournment that may take place.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her/its place. A proxy need not be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company as promptly as possible but not later than 48 hours prior to the Annual General Meeting or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the Annual General Meeting or adjourned meeting.

Please note that copies of the annual reports of the Company are available for shareholders. Should you want to obtain a copy, you can (1) send your request for a physical copy by e-mail to ir@melco-crown.com; (2) notify the Company of your e-mail address by sending your request to Investor Relations, Melco Crown Entertainment Limited, 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong and a soft copy will be sent to your e-mail address provided; (3) you may also view the annual report at the Company’s website at www.melco-crown.com.

By Order of the Board of Directors,

/s/ Stephanie Cheung
Stephanie Cheung Company Secretary